

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 4, 2016

Andreas W. Mattes
Chief Executive Officer
Diebold, Incorporated
5995 Mayfair Road, P.O. Box 3077
North Canton, Ohio 44720-8077

> **Re:** **Diebold, Incorporated**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed February 1, 2016**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed February 3, 2016**
> **File No. 333-208186**

Dear Mr. Mattes:

We have reviewed your amended registration statements and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Wincor Nixdorf

Recent Developments, page 318

1.   We note that Wincor included interim financial statements for the three months ended December 31, 2015 on their website. Please revise the filing to include the financial statement information provided on Wincor's website in this filing. Also, please clarify that these financial statements were prepared in accordance with IFRS as adopted by the European Union and revise to explain any differences between the financial statements prepared in accordance with IFRS as adopted by the European Union and IFRS as issued by the IASB. Refer to Item 8.A.5 of Form 20-F.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, Christina Chalk, Senior Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3263, or me at (202) 551-3457.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Francis J. Aquila, Esq.
        Catherine M. Clarkin, Esq.
        Sullivan & Cromwell LLP